111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

March 12, 2021

VIA EDGAR SUBMISSION AND

EMAIL

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720 100 F Street, N.E. Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Co.

Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further disclosure revisions intended to address the further items raised in our discussion with the staff on March 10, 2021. We have included as Annex A to this letter changed pages from the Registration Statement which relate to the comments identified below.

1.	General Disclosure Comments

a)

In “Overview of Our Relationship with Your Financial Firm,” please clarify that the 60% equities and 40% fixed income target allocation does not impact the target investment guidelines available to the investors and described in the Registration Statement.

Response: Please see page 5 of Annex A where the disclosure has been updated with the following: “Moreover, this Merit Life risk mitigation strategy at the Financial Firm level does not impact or influence the target portfolio investment guidelines described below. It only impacts whether we offer our contracts with a particular “Financial Firm.”

Securities and Exchange Commission

March 12, 2021

b)

In “Overview of Investments,” please provide an explanation for the prior modification to the paragraph beginning “The mix of investments…” that removed language related to the purchase of the same model portfolios by different investors.

Response: The paragraph was modified to reflect the fact that even if two investors purchase the same model portfolio, there may still be a variance between the Accounts of the two investors based upon the timing of the investments made in each Account. Please see page 5 of Annex A where the disclosure has been updated with the following: “Even if two Accounts use the same model portfolio from the same Financial Firm, it is likely that the actual portfolios of those two Accounts will not be the same.”

2.	Target Portfolio Guidelines Disclosure

a.	Under “Target Portfolio Investment Guidelines,” in the “Investment Category Definitions” column, please clarify whether equity securities refers to registered or unregistered securities.

Response: Please see page 6 of Annex A which clarifies that “equity securities” refers to both registered and unregistered securities.

b.	Under “Target Portfolio Investment Guidelines,” in the “Allocation Range” column, please clarify whether the range can consist of any combination of individual or pooled investment vehicles.

Response: Please see page 6 of Annex A which clarifies that the “Allocation Range” may be made up of many securities, or even a single security, that fits within the specified investment category.

c.	Under “Target Portfolio Investment Guidelines,” please more clearly differentiate between Target Portfolio Investment Guidelines and investment guidelines associated with an individual’s Account.

Response: Please see page 8 of Annex A which has been modified to more clearly differentiate between investment guidelines specific to an Account and the Target Portfolio Investment Guidelines. Please also note additional clarifications made throughout Annex A. Specifically, please see the “Frequently used Terms” section on page 2 of Annex A as well as in the paragraph beginning “We may cancel the Contract and pay no Benefit Amounts…” on page 3 of Annex A. Finally, note the changes in the paragraph following “Your investments may perform differently than other investments not available for use with the Contract” on page 4 of Annex A.

d.	Under “Termination of our Agreement with your Financial Firm,” please bold the sentence: “If our agreement with your Financial Firm ends before a Covered

Securities and Exchange Commission

March 12, 2021

Event, you may not be able to transfer your Account and continue your Contract (see “Portability” below).”

Response: Please see page 9 of Annex A where the sentence is bolded.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.

Securities and Exchange Commission

March 12, 2021

Annex A

Changes to Merit Life Insurance Co. Amendment No. 3 to Form S-1

As filed with the Securities and Exchange Commission on [________].

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company:	☒

		Emerging growth company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)

The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

(2)	Previously paid.

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are necessary. Unless the context otherwise requires, as used in this prospectus:

•	“The Company,” “Merit,” “we,” “us,” “our,” and similar terms mean Merit Insurance Co.

•	We refer to owners of Contracts as “you” or “your”.

•	“Account” means your account at your Financial Firm in relation to which we will provide coverage under the Contract.

•	“Annuitant” means the person upon whose continued life we will make payments should a Covered Event occur and to whom payments are made.

•	“Benefit Amount” means the amount we will pay each Income Year to the Annuitant after the Covered Event has occurred.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Contract” means the agreement governing the Fixed Contingent Deferred Annuity product embodied in the individual annuity contract or certificate pursuant to a group annuity contract issued by Merit Life Insurance Co. and containing the terms and conditions of such product.

•	“Covered Event” means the date the value of your account becomes zero for reasons other than an Excess Withdrawal.

•

“Cure Period” means the 30-day period allowed to cure a breach from the target portfolio investment guidelines applicable to the Contract. This period begins to run from the date that we send notice to you and/or your Financial Firm of such breach

•	“Eligible Contribution” means a contribution made into your Account after the Issue Date for which the Vesting Period for that contribution has passed.

•

“Excess Withdrawal” means either (i) any withdrawal during the Vesting Period; or (ii) any amount withdrawn on or after the Exercise Date that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce your subsequent Income Amount proportionately in the manner we specify in the Contract as described herein.

•	“Exercise Date” means the date of your first withdrawal after the Vesting Period. This first withdrawal must occur by the Annuitant’s age 95.

•	“Fee” means the amount that you owe us for this coverage.

•	“Financial Firm” means a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.

•

“Income Amount” means a value we calculate as of the Exercise Date. We determine the Income Amount initially by applying the guarantee income percentage of 5% to the Income Base. Subsequently, we increase the Income Amount due to Eligible Contributions to your Account or decreases the Income Amount due to Excess Withdrawals. If the Covered Event occurs, the Benefit Amount equals the then current Income Amount.

•	“Income Base” means the value we use to determine your Income Amount, and is initially calculated on the Exercise Date. The Income Base is the greater of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals; or

(b)	the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals.

After the Exercise Date the Income Base may be adjusted by Eligible Contributions and the proportional impact of any Excess Withdrawals.

•	“Income Year” means a one year period measured from the Exercise Date or any anniversary of the Exercise Date.

•	“Issue Date” means the date we issue the Contract and initiate its protection.

•

“Vesting Period” means one period for the Contract and a separate period for each separate contribution to your Account after the Issue Date of your Contract, if any. For the Contract, the Vesting Period is from the Issue Date to the later of the Annuitant’s age 65 or two years from the Issue Date. As to each separate contribution to your Account after the Issue Date, if any, the Vesting Period is two years from the date of that contribution to your Account. Making contributions to your Account after the Issue Date does not lengthen the Vesting Period for the Contract.

RISK FACTORS

The Contract involves a number of risks. Before making a decision to purchase the Contract, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on your Contract.

Your receipt of any benefits under the Contract is subject to our financial strength and claims paying ability.

Our ability to pay Benefit Amounts is subject to our ongoing financial strength and claims paying ability. The Contract is not a separate account contract. This means that the assets supporting the Contract are not held in a segregated account for the exclusive benefit of individual contract holders. Rather, we will pay Benefit Amounts under the Contract from our general account, which is not insulated from the claims of other contract holders and our third-party creditors. Therefore, the Annuitant’s receipt of payments from us is subject to our claims paying ability. You cannot seek enforcement of the guarantee against any other party.

Brickell Insurance Holdings LLC has only controlled Merit since December 31, 2019.

While Merit was founded in 1957 to write credit life, credit disability, term life and disability income insurance, Brickell Insurance Holdings LLC, a Delaware limited liability company (“Brickell”) purchased Merit on December 31, 2019 for the purpose of offering the Contracts. As such, the past performance of Merit may not be indicative of Merit’s future performance.

We may cancel the Contract and pay no Benefit Amounts if assets in your Account fail to meet the target portfolio investment guidelines for your Account.

The assets in an Account must be managed in accordance with target portfolio investment guidelines applicable to your Contract. Whether as a result of your or your Financial Firm’s actions (including by changes made to the Investment Portfolio), if the target portfolio investment guidelines for your Account are breached or the specific investment guidelines associated with your Account change so that they are beyond the parameters of the target portfolio investment guidelines, we may terminate your Contract following a Cure Period. If the breach is not remedied within the Cure Period, the Contract will be cancelled and no Benefit Amounts will be paid. If the breach is remedied within the Cure Period you may incur costs in connection with reallocating the investments in your Account to bring your Account within the target portfolio investment guidelines.

Our agreement with your Financial Firm may end and your Contract may be terminated.

Our agreement with your Financial Firm may terminate in the event that either we or your Financial Firm fail to perform our obligations under such agreement upon 30 days’ notice of such failure, or upon the mutual consent of your Financial Firm and us. Either we or your Financial Firm may, in our or their sole discretion, terminate the contract regardless of what you do. In such event, your Contract will be automatically terminated unless it is moved to another Financial Firm with which we have an agreement in place. We will notify you should that occur and provide information regarding how you may continue your Contract. If payment of Benefit Amounts has not begun, it may be possible to transfer your Account to another financial firm within a 30-day period. Such a transfer is subject to our rules. We cannot guarantee we will have an agreement in effect regarding this type of Contract with any other financial firm at such time, that you will find any Financial Firm acceptable to you with which we have an agreement, or that any Financial Firm with which we have an agreement will be willing to have you as its client. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, we will terminate your Contract. Should the agreement with your Financial Firm terminate after we have begun to pay the Benefit Amounts, such Benefit Amount payments will not be affected.

Your Contract may be terminated if the ownership designation of your Contract does not match that of your Account.

Ownership designations must meet our underwriting criteria. We may cancel the Contract if the ownership designation of your Account is changed to one we do not accept for the Contract. For example, we would not accept a requested ownership change to a designation we would not accept for the initial issuance of a Contract, such as ownership by a business.

We may terminate the Contract if your Financial Firm does not provide us our Fees and the information necessary to administer your Contract on a timely basis.

The application for a Contract includes an authorization for your Financial Firm to provide us with the information we need to establish and administer the Contract, as well as an authorization for your Financial Firm to assess the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorization, and we reserve the right to cancel the Contract and not make Benefit Amount payments if such information and Fees are not provided within 30 days after we request the needed information or Fees.

Your investments may perform differently than other investments not available for use with the Contract.

The target portfolio investment guidelines may require your Account to be managed in a different fashion than other investments available to you. If you do not purchase the Contract, it is possible that you may purchase other investments that experience higher growth or lower losses, depending on the market, than the assets held in your Account. You should consult with your financial representative to assist you in determining whether the assets eligible for coverage are suited for your financial needs and risk tolerance. If you reallocate or transfer the investments in your Account so that you are no longer invested in the assets eligible for coverage in accordance with the target portfolio investment guidelines, we will terminate your Contract and no Benefit Amount will be paid.

You may cancel the Contract prior to a severe market downturn.

Once you have cancelled the Contract, our obligation to pay Benefit Amounts will cease. Even if a severe market downturn occurs shortly after you cancel your Contract, Benefit Amounts will not be paid.

You may make Excess Withdrawals, which will reduce and may even eliminate future Benefit Amounts available under the Contract.

Due to the long-term nature of the Contract guarantee, there is a risk that you may encounter a personal financial situation in which you need to make withdrawals before the end of the Vesting Period or after the Exercise Date in excess of the Income Amount. Any such withdrawal is an Excess Withdrawal. Please note that an Excess Withdrawal will reduce the Income Base and/or the Income Amount available each year before the Covered Event. Such Excess Withdrawals will proportionately reduce your Income Base and/or Income Amount (by an amount that could be substantially more than the actual dollar amount of the withdrawal), which in turn will reduce the amount of, or even eliminate, any future Benefit Amounts that the Annuitant would otherwise receive. If you make an Excess Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal. You should discuss the impact of any Excess Withdrawals with your Financial Firm.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

contribution. A Contribution that has been maintained in your Account for at least its Vesting Period is an Eligible Contribution.

The initial Income Amount is determined by applying a guaranteed income percentage of 5% to the Income Base as of the Exercise Date. On the Exercise Date, the Income Base is the higher of the value of the Account or the Account’s value on the Contract’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. This means that if you do not make any Eligible Contributions or Excess Withdrawals, either before or after the Exercise Date, your Income Amount cannot be less than 5% of the value of your Account on the Issue Date of your Contract, irrespective of the performance of the investments in your Account. Your Account’s value on the Exercise Date will be affected by the fees assessed by your Financial Firm, our Fee from the Issue Date up to and including the Exercise Date, and the Other Account Fees.

Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. We describe the impact of such adjustments in this prospectus; see Impact of Excess Withdrawals on the Income Base and Eligible Contributions. Adding this protection does not affect your right to withdraw funds from your Account at any time, or dictate the size of any withdrawal. However, the amount and timing of your withdrawals may have an impact on your Income Amount and therefore on the Benefit Amount if a Covered Event occurs.

Overview of Our Relationship with Your Financial Firm

This Contract is provided in relation to an Account you have established at a Financial Firm that you have engaged as an investment adviser. You can find a list of Financial Firms with whom we offer Contracts on our website.

We seek an aggregate target allocation for all Accounts at a Financial Firm for which we issue Contracts of approximately 60% equities and 40% fixed income. This aggregate target allocation at the Financial Firm level is part of our overall risk mitigation strategies and it is one factor, among many, that impact which Financial Firms we approve for issuance of new Contracts. This will not, however, impact your ability to maintain your Contract unless our agreement with your Financial Firm ends as described under Termination below. Moreover, this Merit Life risk mitigation strategy at the Financial Firm level does not impact or influence the target portfolio investment guidelines described below. It only impacts whether we offer our contracts with a particular Financial Firm.

Your Financial Firm will have one or more model portfolios, custom portfolios or combinations of both which it makes available to clients that are acceptable to us. These portfolios are available to clients of such Financial Firms whether or not they purchase our Contract. Often the model portfolios will have been established before we agree to make the Contract available to clients of your Financial Firm. Pursuant to your advisor’s fiduciary duty to act in your best interest, you and your advisor may have already decided before any consideration of whether you should apply for our Contract that you should be invested in one of the model portfolios that we come to determine is acceptable for use with our Contract.

Overview of Investments

The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. Some Financial Firms use model portfolios, others use custom portfolios and others use combinations of both. Even if two Accounts use the same model portfolio from the same Financial Firm, it is likely that the actual portfolios of those two Accounts will not be the same. Portfolios will vary from Account to Account and also from Financial Firm to Financial Firm.

Our underwriting process for determining whether a Financial Firm and its portfolios are acceptable focuses on whether the investments are in a well-diversified mix of Exchange Traded Funds (ETFs), mutual funds or other securities. Our process seeks to align our risk appetite in relation to our risks in offering the Contracts with your risk

Equity, fixed income and alternative investments may include securities registered under the securities laws or those exempt from such registration. Equity securities typically represent an ownership interest in a company and include securities such as common stock and preferred stock. Fixed income securities typically represent an obligation on the part of a company to repay an amount loaned to the company and include securities such as corporate bonds and U.S. treasuries. Alternative securities typically include securities that do not otherwise fit within the asset classes of equity, fixed income or cash. The chart above provides descriptions of the investment categories within each asset class which comprise our target portfolio investment guidelines. Merit uses a third party data and analytics provider in accordance with industry standards in order to determine which investments in a portfolio are allocated to each investment category. The allocation range may be made up of many securities, or even a single security, that fits within the investment category.

Portfolios may include multiple individual securities such as bonds, notes, common stock, preferred stock, or, in general, any interest or instrument commonly known as a “security”, which fits within an investment category described in the chart above. Additionally, and most often, these securities make up pooled investment vehicles which are daily priced, liquid and diversified. Pooled investment vehicles combine money from multiple investors into a pool that invests in multiple individual securities, and include such vehicles as Exchange Traded Funds (ETFs), mutual funds and bank collective trusts. When a portfolio invests in pooled investment vehicles, we determine compliance with the target portfolio investment guidelines by looking through the pooled investment vehicles to the asset class and investment category of the underlying individual securities held by those vehicles. Our process for determining whether a portfolio is acceptable focuses on whether the underlying investments are in a well-diversified mix of securities, as indicated in the chart above.

The available portfolios vary from Financial Firm to Financial Firm. These portfolios are available through the Financial Firms irrespective of whether you purchase our Contract. Some Financial Firms offer custom designed portfolios and some offer model portfolios which we have already reviewed and approved as meeting the target portfolio investment guidelines above. For more information regarding the details of your portfolio, please refer to disclosure received from your Financial Firm, including your Financial Firm’s Form ADV brochure and portfolio fact sheet. The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. The specific securities and pooled investment vehicles in which a portfolio invests are determined by you and your Financial Firm.

At all times, we reserve the right to approve or reject any application to purchase a Contract. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above. We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the aforementioned target portfolio investment guidelines and your Account is not revised to fall within these guidelines within the Cure Period.

Overview of Termination of the Contract

We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the target portfolio investment guidelines and you don’t remedy this situation within the Cure Period provided in the Contract.

We rely on your Financial Firm to provide us with certain information about your Account. Should you elect bank drafting for paying our Fee, we rely on your Financial Firm to provide us the information we need to determine the amount to be drafted from your bank account. That is the information we need to administer the Contract and determine our liability, for which we must maintain required reserves and surplus. We also rely on your Financial Firm to properly assess and forward our Fee for this protection. We may terminate the Contract as of the date your Financial Firm fails to provide timely and accurate information about your Account or properly assess and forward our Fee.

Given the role of your Financial Firm in investing your assets, providing us necessary information and assessing our Fees, you need to understand that the continuation of the Contract depends on your Financial Firm’s ongoing participation in its agreement with us. If our agreement with your Financial Firm ends, you must move your Account to another approved Financial Firm within the Cure Period in order to maintain your Contract.

Annuitant Designations

Unless the Account is owned by an entity, the Annuitant must be the Owner of the Contract or one of the joint owners of the Contract when owned by a married couple. For Contracts purchased by an IRA or Roth IRA, the Annuitant will be the IRA participant. In each case, the Annuitant must be the person for whose benefit the Account is maintained when the Account is a custodial account or trust. Note that we pay any Benefit Amounts due after a Covered Event to an account for the benefit of the Annuitant, who is the person upon whose continued life we will make payments should a Covered Event occur.

Underwriting Requirements

We have certain restrictions and limitations as to the issuance of a Contract. These include, but are not limited to:

•	The Annuitant must be at least 45 years old and not more than 85 as of the Issue Date.

•	The Account’s value must not be more than $10,000,000.00 as of the Issue Date. We have no minimum Account value requirement.

•	The Account must be at a Financial Firm which has an effective operating agreement with us.

•	The Account must be invested in accordance with the target portfolio investment guidelines agreed to by your Financial Firm and us.

•	The ownership designation requested for the Contract must match that of the Account.

•	Any joint owners must be spouses or entity owners (i.e. trusts and custodial accounts) which are for the benefit of the Annuitant.

Purchasing a Contract

You must complete and sign our application in order to request a Contract. As part of the application, you will need to identify your Financial Firm, your financial advisor and your Account number for the Account in relation to which you are seeking protection. Note that while you may have multiple Accounts at your Financial Firm, we will only issue a Contract in relation to all the assets in one Account. We do not issue Contracts in relation to a portion of your Account’s value. If you wish to obtain protection on more than one Account, you must apply for a Contract separately for each such Account.

Given that Excess Withdrawals have a negative impact on future benefits, you should discuss with your financial advisor whether you should maintain a portion of your assets outside the Account in order to meet: (a) expenses until your expected Exercise Date; and (b) unexpected expenses on and after the Exercise Date. The application for a Contract includes an authorization you provide for your Financial Firm to provide us with the information we need to establish and administer your Contract, as well as an authorization for your Financial Firm to assess your Account the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorizations. You may elect at any time to have our Fee withdrawn periodically from a bank account you designate.

Issuing a Contract

If an applicant meets our underwriting requirements, we will issue a Contract. Wherever permitted, we will issue Contracts electronically. In any case, you may request a printed copy of your Contract at any time.

Fees

The annual Fee associated with the Contract is 0.55% of the value of your Account, paid in arrears. The Fee is withdrawn from an Account quarterly. We pro-rate the Fee due for the period between the Issue Date and the date the first Fee is assessed. We also pro-rate the Fee for the period between the end of the prior calendar quarter and the date your Contract ends if your Contract terminates.

Number of years the Benefit was paid	7
Total Benefit paid	$175,000

The above hypothetical shows a situation in which an additional contribution is made after the Exercise Date. This additional contribution results in an increase to the Income Amount when the additional contribution vests as an Eligible Contribution. Each contribution to the Account has its own two- year Vesting Period from the date of the additional contribution. In this hypothetical, the Eligible Contribution of $300,000 increases the Income Amount from $10,000 per year to $25,000 per year. As this hypothetical Annuitant survives a Covered Event by seven years, we would pay a total benefit of $175,000 under the Contract (which is 7 multiplied by $25,000).

Target Portfolio Investment Guidelines

The Contract we are offering is unusual in that the protection we provide is in relation to an Account you maintain at a Financial Firm that is wholly independent from us. We are not a party to your relationship with the Financial Firm, and we do not directly or indirectly manage your Account. However, we do require that the Financial Firm that manages your Account be approved by us. Moreover, as part of the process of approving an application for a Contract, we will review the specific investment guidelines associated with your Account. The specific investment guidelines for your Account must conform to the target portfolio investment guidelines described above under Overview, Target Portfolio Investment Guidelines.

While our agreement with your Financial Firm may delineate acceptable or unacceptable types of assets for use in your Account, we do not delineate specific assets in which you may or may not invest. Your Financial Firm has a fiduciary obligation to manage your Account in your best interest and in accordance with your investment goals and risk tolerance.

We will monitor your Account for compliance with the target portfolio investment guidelines not less frequently than monthly, and may do so more frequently. We will notify you – or confirm that your Financial Firm notifies you — if your Account no longer conforms to the target portfolio investment guidelines. In that case, we expect the breach to be cured within the Cure Period. Our notice about this to you will be electronic, unless you have elected to receive paper notices from us. We have the right to terminate your Contract if any such breach of the target portfolio investment guidelines is not resolved within the Cure Period.

Financial Firms

Approved Financial Firms will change from time to time. A list of approved Financial Firms is available on our website at www.meritlife.com.

Please consult with your Financial Firm to determine which service offerings your Financial Firm provides which are managed in compliance with the target portfolio investment guidelines. Depending on your Financial Firm, the service offerings that your Financial Firm provides may change from time to time and may include Accounts managed in accordance with model portfolios, custom portfolios or combinations of both. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above.

Termination of our Agreement with your Financial Firm

It is possible that, at some time before a Covered Event, our agreement with your Financial Firm may end. We will notify you of the termination of our agreement and you have 30 days from the date of such notice to transfer your Account to a different Financial Firm that has an agreement with us to continue your Contract. If your Account is not moved to a different Financial Firm within such 30-day period, your Contract will be terminated as of the end of the Cure Period. If our agreement with your Financial Firm ends before a Covered Event, you may not be able to transfer your Account and continue your Contract (see “Portability” below). If such a transfer is not possible or if we are not informed in accordance with our requirements of your election to continue your Contract in relation to your Account at a new Financial Firm with which we have an agreement, we will terminate your Contract.

If a Covered Event has occurred and we are paying Benefit Amounts, the ending of our agreement with your Financial Firm has no impact on our continuing obligation to pay such Benefit Amounts.

Portability

If you move your Account to a Financial Firm with which we have an agreement in relation to this type of Contract, you may continue your Contract. Such transfer will not affect your Contract or any of your Contract’s features, such as the Vesting Period for the Contract, the Issue Date, or any contribution to your Account, the Income Base or the Income Amount; provided that the dollar value of your Account as of the date you open your Account at your new Financial Firm equals the dollar value of your Account as of the date that your account transferred from your prior Financial Firm.

The ownership and Annuitant designations of your Contract as of the date you close your Account at your prior Financial Firm both must be the same on the date you open your Account at your new Financial Firm. Also, we need to be informed by you or, on your behalf, your new Financial Firm that you are electing to continue your Contract in relation to the Account at the new Financial Firm. We must receive notice of your election to do so on or before the date you close your Account at your Financial Firm. The opening of your Account and your election to continue the Contract at the new Financial Firm must be completed within thirty days of closing your Account at your Financial Firm.

There are consequences to your Contract if the dollar value of your Account as of the date you open your Account at your new Financial Firm differs from the dollar value of your Account as of the date you close your Account at your prior Financial Firm, as follows:

a.

If the dollar value at the new Financial Firm is higher, we will treat the increase as a contribution to your Account, and a Vesting Period will apply to that contribution as it would to any other contribution to your Account.

b.	If the dollar value at the new Financial Firm is lower, we will treat the decrease as a withdrawal, which will have the same impact on your Income Amount and Benefit Amount as any other withdrawal.

If you do wish your Contract to continue after transferring your Account to a new Financial Firm, you and your Account must comply with the terms of our agreement with your new Financial Firm, a form of which is filed as an exhibit hereto. Other than as set forth above, the transfer of your Account to a new Financial Firm will have no effect on your Contract.

We cannot guarantee that at the time you wish to transfer your Account we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or that you will find such other financial firm acceptable. If you transfer your Account to a financial firm with which we do not have an agreement, we will terminate your Contract.

A situation could arise, such as the termination of our agreement with your Financial Firm, where you would need to transfer your Account to a different financial firm within thirty (30) days in order to continue your Contract. We will notify you if this occurs. Our notice to you will include either a list of financial firms with which we have an operating agreement or a link to such a list, depending on whether you have elected electronic or paper communications. Again, we cannot guarantee that at such time we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or which you find acceptable. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, for whatever reason, we will terminate your Contract.

individual contract. Should the group contract be terminated for any reason, we will stop enrolling group members as new purchasers.

Notice to Us

Any required notice to us must be received at our Administrative Office – 2 Corporate Drive, Suite 760, Shelton, CT, 06484. We may accept written or electronic notice, which may be via the Internet or over the telephone. Our email address is customerservice@meritlifegroup.com. You also may contact us through our website –http://meritlifegroup.com. Notices must meet our applicable requirements, which includes the information we need to carry out the transaction requested and sufficient information to verify your identity.

Change of Designation and Transfer

You may not change the Annuitant designation of a Contract.

In the event that the ownership designation of your Contract is changed, we require such change to match any change to the ownership designation of your Account. However, we retain the right to terminate your Contract if such changed ownership designation does not meet our underwriting requirements or would violate applicable law or regulations.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of U.S. Federal income tax implications of the Contracts. It is based on our interpretation of current law and regulations. This discussion does not cover every possible situation or circumstance. In addition, we are not providing any discussion of potential tax implications under applicable state, local or other jurisdiction’s income tax laws. We are not providing any discussion of potential consequences of gift, estate or inheritance tax laws or any other potential tax consequences. Actual tax consequences depend on your particular circumstances. We also do not address the tax implications of your Account.

We can give no assurance that the Internal Revenue Service (“IRS”) will agree, whether now or in the future, with our interpretations of the income tax implications of the Contracts or the effect, if any, of the Contracts on the tax treatment of your Account. We can give no assurance that any court will agree with our interpretations or any interpretation provided by your Financial Firm should any such interpretation be challenged by the IRS.

Tax laws, regulations and interpretations may change over time and affect the tax treatment of your Contract and/or your Account.

You should consult your own qualified tax advisor regarding potential tax implications of owning a Contract in your particular circumstances.

We intend to treat Contracts as annuity contracts under Federal income tax law. In coming to this conclusion, we have reviewed various private letter rulings (“PLRs”) issued by the IRS.1

Similar to the facts in the PLRs, Merit will issue Contracts to purchasers who maintain their Account with Financial Firms with which Merit has an agreement. All Financial Firms will be unrelated to Merit. Contracts will be issued to each purchaser, evidencing Merit’s promise to pay a fixed stream of payments to the Annuitant for life if the value of the investment account is reduced to zero during the lifetime of the Annuitant (“Covered Event”) due to making certain withdrawals. The assets in the Account will be managed by your Financial Firm. The amount of the payments if a Covered Event occurs (“Benefit Amount”) depends upon the value of the investment account at the time of the first withdrawal from the Account. The contract provides that the owner will be able to withdraw up to

[1]

See PLR 200949007 (July 30, 2009); PLR 200949036 (July 30, 2009); 201001016 (January 8, 2010); 201105004 (February 4, 2011); 201105005 (February 4, 2011); PLR 201117012 (April 29, 2011); 201117013 (April 29, 2011); 201128017 (July 15, 2011); 201129029 (July 22, 2011).

contingent income stream which will be provided in the event that the Account is reduced to zero during the life of the purchaser through covered distributions.

Potential purchasers may also elect not to purchase a Contract to protect their Account from future depletion. In such event, the potential purchaser will not be restricted to maintain the Account with a Financial Firm with which we have a relationship and will not be subject to the target portfolio investment guidelines applicable to an account protected by a Contract. However, if a potential purchaser does not elect to purchase a Contract, the potential purchaser would not be entitled to any Benefit Amounts which would have been payable under a Contract in the event that the potential purchaser’s Account is reduced to zero.

Employees

The current number of employees is 9.

Legal Proceedings

We are not a party to any material current or pending legal proceedings.

Administrative Platform

We have developed a proprietary platform – the Merit Operating Platform System (“MOPS”)—to support the administration of the Contracts. The MOPS platform allows us to connect with the operating platforms of the Financial Firms with which we partner in order to facilitate the exchange of information needed to support the Contracts. The MOPS platform is cloud-based and resides in a shielded environment that is encrypted to meet mandated security requirements. MOPS has been designed to support the life cycle of the Contracts, from the application process through the payment of Contract benefits. MOPS will also provide all relevant information regarding the status of each purchaser’s Contract back to the Financial Firms for inclusion in the statements and reports that the Financial Firms provide their clients. In addition to providing a positive client experience, MOPS is intended to allow us to obtain and prepare all information necessary for reporting purposes.

Changes in and Disagreements with Accountants

BKD, LLP has been engaged by the Company to act as auditors following the acquisition of the Company by Brickell. PriceWaterhouseCoopers LLP had previously served as the Company’s auditors prior to the acquisition by Brickell.

Regulation

Our business is subject to a number of federal and state laws and regulations. Our operations as a life insurance company are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance businesses, and we are regulated by the insurance departments of the states in which we sell insurance policies. The National Association of Insurance Commissioners (NAIC) assists the various state insurance regulators in the development, review and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

We are licensed to transact business in all states and jurisdictions in which we conduct an insurance business. We are a Texas-domiciled life insurance company licensed to transact business in 45 states (other than Alaska, Vermont, New Hampshire, Massachusetts, and New York) as well as the US Virgin Islands and the District of Columbia. We intend to pursue licenses in all states in which we are not licensed. We are not licensed to transact business in Puerto